UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Commission File No. 000-55118

Mineria Y Exploraciones Olympia, Inc.
(Exact name of registrant as specified in its corporate charter)

Nevada	30-0785773
(State of Incorporation)	(IRS Employer Identification No.)

Calle San Pablo, No. 8 Bo. Buenos Aires,

Municipio Monsenor Novel, Dominican Republic

(Address of principal executive offices)

775-884-9380

(Registrant's telephone number)

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED
AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the Exchange Act) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's shareholders.

This Information Statement is being mailed on or about October 16, 2015, to the shareholders of record of common stock of Mineria Y Exploraciones Olympia, Inc., a Nevada corporation (“we”, “us”, or the “Company”), as of the close of business on October 9, 2015 (the “Record Date”). You are receiving this Information Statement in connection with the resignation and appointment of certain persons that will change a majority of the Company’s Board of Directors pursuant to a change of control transaction as detailed herein.

Description of the Change in Majority of Directors

On October 14, 2015, a change in control of the Company occurred. On that date, Francisco Antonio Jerez Garcia (Mr. Garcia”), our sole officer and director, sold his shares in a private transaction Mr. James Schramm (“Mr. Schramm”), who will subsequently become the sole officer and directors of the Company. The shares sold represented an aggregate of 50,000,000 shares of the Company’s restricted Common Stock. After the sale of Mr. Garcia’s stock, he has no further no ownership of any voting securities of the Company.

The Mr. Schramm used private funds for the purchase of the shares from Mr. Garcia.

To the Company's knowledge, there are no arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters.

Effective as of October 14, 2015, Mr. Garcia will resign as President, Chief Executive Officer, Chief Financial Officer and Secretary. Upon such resignation, Mr. Schramm will be appointed as the President and Chief Executive Officer, Chief Financial Officer and Secretary of the Company. Mr. Schramm has accepted such appointment.

Also effective as of October 26, 2015, Mr. Schramm will be appointed as the sole director of the Company. Mr. Schramm has accepted such appointment. Thereupon, Mr. Garcia will resign a director of the Company.

Accordingly, effective as of the 10th day after this Information Statement is filed with the Securities and Exchange Commission and transmitted to the shareholders of the Company, Mr. Schramm will become the sole member of the Board of Directors.

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VOTING SECURITIES

 Our Articles of Incorporation authorize us to issue 550,000,000 shares of common stock. As of the Record Date, 75,000,000 shares of our common stock were issued and outstanding and 0 shares of our common stock were reserved for options, warrants or other commitments.

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our common stock have no preemptive rights to purchase our common stock. There are no conversion rights or sinking fund provisions for the common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to Change of Ownership

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of the Record Date, by: (i) each of our current directors; (ii) each of our current executive officers; and (iii) each person or group known by us to beneficially own more than 5% of our issued and outstanding shares of common stock. Unless otherwise indicated, the shareholders listed below possess sole voting and investment power with respect to the shares they own.

As of the Record Date, there were 75,000,000 common shares issued and outstanding, 0 shares issuable upon the exercise of stock purchase options within 60 days, and 0 shares issuable upon the exercise of stock purchase warrants within 60 days.

Name and Address of Beneficial Owner	Title of Class	Amount &Nature of Beneficial Ownership (1)	Percent of Class (2)(%)
Francisco Antonio Jerez Garcia Calle San Pablo, No. 8 Bo. Buenos Aires Municipio Monsenor Novel Dominican Republic	Common	50,000,000	66.666%

All Officers and Directors as a Group (1)	Common	50,000,000	66.666%

_____________

(1)

The number and percentage of shares beneficially owned is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2)

Based on 75,000,000 common shares issued and outstanding, 0 shares issuable upon the exercise of stock purchase options within 60 days, and 0 shares issuable upon the exercise of stock purchase warrants within 60 days as of the date of this Filing.

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Subsequent to Change of Ownership

The following table sets forth certain information subsequent to the change of ownership concerning the number of shares of our common stock that will be owned beneficially by: (i) each of our incoming directors; (ii) each of our incoming executive officers; and (iii) each person or group known by us who will beneficially own more than 5% of our issued and outstanding shares of common stock following the Closing. Unless otherwise indicated, the shareholders listed below will possess sole voting and investment power with respect to the shares they will own.

Subsequent to the Closing of the Share Exchange Agreement, there will be 75,000,000 common shares issued and outstanding, 0 shares issuable upon the exercise of stock purchase options within 60 days, and 0 shares issuable upon the exercise of stock purchase warrants within 60 days.

Name and Address of Beneficial Owner	Title of Class	Amount &Nature of Beneficial Ownership (1)	Percent of Class (2)(%)
James Schramm 3753 Howard Huges Parkway Suite 200 Las Vegas, NV 89169	Common	50,000,000	66.666%

All Officers and Directors as a Group (1)	Common	50,000,000	66.666%

________________

(1)

The number and percentage of shares beneficially owned is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table will have sole voting and investment power with respect to all shares of common stock shown that will be beneficially owned by them following the Closing, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2)

Based on 75,000,000 common shares issued and outstanding, 0 shares issuable upon the exercise of stock purchase options within 60 days, and 0 shares issuable upon the exercise of stock purchase warrants within 60 days, subsequent to the Closing of the Share Exchange Agreement.

(3)

Pursuant to the purchase of the shares by Mr. Schramm, as discussed above, Mr. Schramm shall be appointed as the Company's President, CEO, CFO, Treasurer, Secretary and Chairman of the Board of Directors on or prior to the Closing.

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DIRECTORS AND EXECUTIVE OFFICERS

Identification of Current Executive Officers and Directors of the Company

Our current executive officer and director is as follows:

Name	Position(s) Held	Tenure
Francisco Antonio Jerez Garcia	President, Chief Executive Officer, Chief Financial Officer, Secretary, and Director	From August 2012 to present

The background and business experience of our sole executive officer and director is as follows:

Francisco Antonio Jerez Garcia graduated from the Instituto Tecnico del Cibao Oriental – ITECO in the Province of Sanchez Ramirez and obtained a degree of Engineer of Geology and Mines in 1991 and Master’s of Science in 1994 from the same university. He has worked in 1996 as a laboratory assistant for M&M Minerals; in 1997 he worked as a field geologist for The Burn in evaluating limestone; between 1998 and 2000 he worked as a geologist and geophysical engineer in order to allow Minera Hispaniola, SA in determining their source for a drilling program, plotting and overseeing the development of roads into the claim under consideration, undertook an extensive mapping and sampling program, making the mesh geochemical in the project as well as sampling numerous outcrops; in 2000 he conducted an assessment of better access to carry water to the areas where it was needed on the claim owned by Coproinver S.A.; between 2001 and 2002 again worked for Minera Hospaniola as a field geologist where he explored different projects with the provinces of Monte Plata and Sanchez Ramirez by collecting samples either in sediment, soil or rock; in 2002 he worked for Placer Dome Dominicana, Inc where he was responsible for the good design of the future operating plan; between 2003 and 2004 he worked as a field geologist for Cementos Cibao where designed and constructed drilling platforms and ensuring adherence to environmental requirements in the region, undertook geological mapping and structural geology as needed and between 2005 and 2010 he was employed by Cemex Dominicana in planning, blasting, selective mining, crushing, stacking and management of personnel and equipment. Since 2010 he has been a self-employed geologist.

Identification of Incoming Executive Officers and Directors of the Company

The following changes to our Executive Officers and Board of Directors shall occur pursuant to the change in ownership of the Company:

•	Mr. Garcia, the Company’s current sole officer and director, shall tender his resignation from all positions held with the Company; and

•	Mr. Schramm shall be appointed as the Company’s sole officer and director.

Our incoming executive officer and director is as follows:

Name and Age	Position	Proposed Term
Mr. Schramm	President, Chief Executive Officer, Chief Financial Officer, Secretary, and Director	1 year until the Company’s next annual meeting of shareholders or until his successor is duly elected and qualified.

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The background and business experience of our incoming sole executive officer and director is as follows:

James Schramm – James Schramm currently is the Chairman of BOSCH INTERNATIONAL, LLC which holds several exclusive Distribution License rights including Nano Technologies rights (Lightsheets).

Mr. Schramm, also for the last five years, has been the CEO and Chairman for BOSCH MEDIA LLC, which is involved in the releasing of motion pictures as well as media buy transactions in support of the movie placements.

In 1977, prior to Bosch Media, Mr. Schramm, created a production/commercial company: Summit Entertainment Inc. and a legal TV commercial service called "The Legal Helpline".

Mr. Schramm has been a theatrical distributor for the past 15 years whereby he has released over 65 feature films: 20 independents and 45 service deals for other media companies, distributors, mini majors and studios.

Significant Employees

We have no significant employees other than the officers and directors described above.

Family Relationships

There are no family relationships among our current and incoming officers, directors or persons nominated for such positions.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has been involved in the following:

(1)

A petition under the Federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)

Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.

Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

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i.	Engaging in any type of business practice; or

ii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4)

Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5)

Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6)

Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7)

Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.

Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8)

Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who beneficially own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of change in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us under Rule 16a-3(e) during the year ended July 31, 2012, Forms 5 and any amendments thereto furnished to us with respect to the year ended July 31, 2012, and the representations made by the reporting persons to us, we believe that during the year ended July 31, 2012, our executive officers and directors and all persons who own more than ten percent of a registered class of our equity securities complied with all Section 16(a) filing requirements.

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Code of Ethics

We have adopted an informal Code of Ethics that applies to our officers and directors, which we feel is sufficient at this time given that we are still in the start-up, development stage and have no employees other than our officers and directors.

Committees of the Board of Directors

We do not presently have a separately designated standing audit committee, compensation committee, nominating committee, executive committee or any other committees of our Board of Directors. The functions of those committees are currently undertaken by our Board of Directors. Because we have only one director, we believe that the creation of these committees, at this time, would be cumbersome and constitute more form over substance.

Audit Committee

We have not established a separately designated standing audit committee nor do we have an audit committee financial expert serving on our Board of Directors. However, the Company intends to establish a new audit committee of the Board of Directors that shall consist of independent directors. The audit committee’s duties will be to recommend to the Company’s board of directors the engagement of an independent registered public accounting firm to audit the Company’s financial statements and to review the Company’s accounting and auditing principles. The audit committee will review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent registered public accounting firm, including their recommendations to improve the system of accounting and internal controls. The audit committee shall at all times be composed exclusively of directors who are, in the opinion of the Company’s board of directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Related Party Transactions and Director Independence

Currently, there are no contemplated transactions that the Company may enter into with our current or incoming officers, directors or affiliates. If any such transactions are contemplated, we will file such disclosure in a timely manner with the Commission on the proper form so that any such transaction is available for the public to view.

The Company has no formal written employment agreement or other contracts with our current or incoming officers and directors and there is no assurance that the services to be provided by them will be available for any specific length of time in the future. The amounts of compensation and other terms of any full time employment arrangements would be determined, if and when, such arrangements become necessary.

For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 5605(a)(2). The OTCBB on which shares of our common stock are quoted does not have any director independence requirements. The NASDAQ definition of “Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

According to the NASDAQ definition, Mr. Garcia is not an independent director because she is also an executive officer of the Company. Further, our incoming director, Mr. Schramm, will not be an independent director because he will also serve as an executive officer of the Company.

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Review, Approval or Ratification of Transactions with Related Persons

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separated or combined, however, we have traditionally determined that, due to the small size of the Company and the nature of its operations, it is in the best interests of the Company and its shareholders to combine these roles.

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s tolerance for risk. While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this structure is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

Board Meetings and Committees; Annual Meeting Attendance

The Board of Directors held a total of –Nil- general meetings during the Company’s last fiscal year ended May 31, 2015. No director attended fewer than 100% of all meetings of the Board of Directors during this period. The Company has no committees. We do not have a formal policy regarding attendance by Directors at annual meetings of shareholders.

Shareholder Communications

The Board of Directors encourages shareholders to send communications to the Board or to individual members of the Board. Such communications, whether by letter, e-mail or telephone, should be directed to the Chairman of the Company, who will forward them to the intended recipients. However, unsolicited advertisements or invitations to conferences or promotional material, in the discretion of the Chairman or the Chairman’s designee, may not be forwarded to the directors.

If a shareholder wishes to communicate to the Board about a concern relating to the Company’s financial statements, accounting practices or internal controls, the concern should be submitted in writing to the Board in care of the Chairman at the Company’s headquarters. If the concern relates to the Company’s governance practices, business ethics or corporate conduct, the concern likewise should be submitted in writing to the Chairman at the Company’s headquarters address. If the shareholder is unsure as to which category his or her concern relates, he or she may communicate it to any one of the directors in care of the Company’s Secretary. The Company’s “whistleblower” policy prohibits the Company or any of its employees from retaliating or taking any adverse action against anyone for raising a concern. If a shareholder or employee nonetheless prefers to raise his or her concern in a confidential or anonymous manner, the concern may be directed to the Chairman at the Company’s headquarters.

Shareholders who wish to contact our Board members either individually or as a group may do so by writing to c/o Corporate Secretary, Mineria Y Exploraciones Olympia, Inc., Calle San Pablo, No. 8 Bo. Buenos Aires, Municipio Monsenor Novel, Dominican Republic, or by telephone at 775-884-9380 specifying whether the communication is directed to the entire Board or to a particular director. Shareholder letters are screened by Company personnel to filter out improper or irrelevant topics, such as solicitations, and to confirm that that such communications relate to matters that are within the scope of responsibilities of the Board or a Committee.

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LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against our Company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our current or incoming directors, officers or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation paid to our executive officers during the years ended May 31, 2014 and 2015.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compens-ation ($)	Total ($)
Francisco Antonio Jerez Garcia (1) President, CEO, CFO,	2015	0	0	0	0	0	0	$5,650	0
Secretary and Director	2014	0	0	0	0	0	0	$2,150	0

______________

(1)	Mr. Garcia, the current President, CEO, CFO, Secretary and sole Director of the Company was paid $5,650 in 2105 and $2,150 in 2014 for mapping and recording data on the Olympia claim

Narrative Disclosure to Summary Compensation Table

There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company with respect to any executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, or its subsidiaries, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

Outstanding Equity Awards at Fiscal Year-End

There are no current outstanding equity awards to our executive officers as of May 31, 2015.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers.

Compensation Committee

We currently do not have a compensation committee of the Board of Directors. The Board of Directors as a whole determines executive compensation.

Compensation of Directors

Directors receive no extra compensation for their services to our Board of Directors.

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NO DISSENTERS' RIGHTS

Under Nevada corporate law, shareholders are not entitled to dissenters’ rights with respect to the transactions described in this Information Statement.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy our reports or other filings made with the SEC at the SEC’s Public Reference Room, located at 100 F Street, N.W., Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also access these reports and other filings electronically on the SEC’s web site, www.sec.gov.

By Order of the Board of Directors,

Date: October 19, 2015	By:	/s/ Francisco Antonio Jerez Garcia
Francisco Antonio Jerez Garcia
President, CEO and Sole Member of the Board of Directors

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